January 17, 2025

VIA EDGAR

Blaise Rhodes and Rufus Decker
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4631

Re:	FTAI Aviation Ltd.
Form 10-K for Fiscal Year Ended December 31, 2023
Response dated January 3, 2025
File No. 001-37386

Dear Messrs. Rhodes and Decker,

On behalf of FTAI Aviation Ltd. (the “Company” or “FTAI”), the undersigned submits this letter in response to a comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated January 13, 2025 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “10-K”) and the Company’s response letter dated January 3, 2025 (the “Prior Response Letter”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comment in italics below, and the heading and comment number in this letter correspond to the heading and comment number in the Comment Letter. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the 10-K and the Prior Response Letter, as applicable.

Form 10-K for Fiscal Year Ended December 31, 2023
Consolidated Financial Statements of FTAI Aviation Ltd.
Consolidated Balance Sheets, page 53

1.
We read your response to prior comment 1. Please present accounts payable separately from accrued liabilities. Also, tell us and disclose with quantification as of each balance sheet date any component(s) of other current assets and accrued liabilities exceeding the disclosure threshold. Refer to Rules 5-02.8, .19 and .20 of Regulation S-X.

Response

In response to the Staff’s comment, the Company will update its Consolidated Balance Sheets in accordance with Rule 5-02.19 of Regulation S-X to disclose Accounts payable separately from Accrued liabilities for all periods presented in the Consolidated Balance Sheets beginning with its Form 10-K filing for the year ended December 31, 2024. Below is the table included in the Prior Response Letter, updated to reflect how the presentation will be revised in future filings.

The Company informs the Staff that Notes receivable with customers of $102.3 million is the only component of Other current assets that exceeds 5% of Total current assets as of December 31, 2023. The Company currently discloses this amount as well as quantification of other components in Note 2, “Summary of Significant Accounting Policies; Other Assets,” in its Consolidated Financial Statements. Starting with the Form 10-K filing for the year ended December 31, 2024, the Company will disclose the components of Other current assets that exceed 5% of Total current assets separately from Other assets.

Accrued interest of $40.1 million included within Accrued liabilities was the only component which exceeded 5% of the Total current liabilities for the year ended December 31, 2023. As required by Rule 5-02.20 of Regulation S-X, starting with the Form 10-K filing for the year ended December 31, 2024, the Company will disclose in the notes to the consolidated financial statements the components within Accrued Liabilities that exceed 5% of Total current liabilities for each period presented.

Messrs. Blaise Rhodes and Rufus Decker
U.S. Securities and Exchange Commission
January 17, 2025

FTAI AVIATION LTD.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share and per share data)

		December 31,
	Notes	2024	2023
Assets
Current assets
Cash and cash equivalents	2	$	$90,756
Restricted cash	2		150
Accounts receivable, net			115,156
Inventory, net	2		316,637
Other current assets	2		148,735
Total current assets			671,434
Leasing equipment, net	5		2,032,413
Property, plant, and equipment, net			45,175
Investments	6		22,722
Intangible assets, net	7		50,590
Goodwill	4		4,630
Other non-current assets	2		137,721
Total assets		$	$2,964,685

Liabilities
Current liabilities
Accounts payable		$	$41,590
Accrued liabilities			71,317
Current maintenance deposits	2		39,455
Current security deposits	2		17,735
Other current liabilities			11,746
Total current liabilities			181,843
Long-term debt, net	8		2,517,343
Non-current maintenance deposits	2		25,932
Non-current security deposits	2		23,330
Other non-current liabilities			40,354
Total liabilities		$	$2,788,802

Commitments and contingencies	15

Equity
Ordinary shares ($0.01 par value per share; 2,000,000,000 shares authorized; [x] and 100,245,905 shares issued and outstanding as of December 31, 2024 and 2023, respectively)		$	$1,002
Preferred shares ($0.01 par value per share; 200,000,000 shares authorized; [x] and 15,920,000 shares issued and outstanding as of December 31, 2024 and 2023, respectively)			159
Additional paid in capital			255,973
Accumulated deficit			(81,785)
Shareholders’ equity			175,349
Non-controlling interest in equity of consolidated subsidiaries			534
Total equity		$	$175,883
Total liabilities and equity		$	$2,964,685

Messrs. Blaise Rhodes and Rufus Decker
U.S. Securities and Exchange Commission
January 17, 2025

* * *

Please contact the undersigned at (332) 239-7600 should you require further information or have any questions.

Very truly yours,

/s/ Eun (Angela) Nam
Eun (Angela) Nam
Chief Financial Officer & Chief Accounting Officer